Strategic Insights: Silver Star Properties' CFO Lou Fox and CEO Gerald Haddock Discuss the Pivot to Self-Storage
June 13, 2025

We are excited to present an insightful conversation featuring Gerald Haddock, CEO & Executive Chairman, and Lou Fox, Chief Financial Officer of Silver Star Properties REIT, Inc. In this engaging interview, Lou Fox shares his extensive background, from his early career at Arthur Andersen to his pivotal role at Silver Star, providing valuable insights into financial forecasting, risk management, and strategic real estate transformations.
Fox highlights the critical factors behind effective financial projections, emphasizing realistic assumptions, market intelligence, and disciplined execution. The discussion particularly explores Silver Star's strategic shift toward self-storage assets, presenting a detailed analysis of why this pivot significantly surpasses liquidation in terms of maximizing shareholder value and minimizing risks.
Gerald Haddock reinforces the strategic direction and growth potential that self-storage assets offer, outlining how Silver Star is uniquely positioned to capitalize on resilient market conditions and demographic shifts, enhancing value for shareholders.
Watch this compelling video to understand the rationale behind Silver Star’s pivot strategy, the detailed comparison to liquidation scenarios, and the leadership's thoughtful vision designed to navigate current market challenges effectively.

Follow the link below to view the recorded podcast.

Focus on Facts, Reject the Noise
Shareholders have overwhelmingly supported Silver Star’s independent leadership. In 2024, a majority selected the current directors and explicitly excluded Hartman. This decisive choice underscores shareholders' trust and confidence in our strategic direction. Hartman’s disruptive tactics and frivolous lawsuits divert critical resources away from achieving our collective goals and maximizing shareholder value.
Silver Star’s future under Gerald Haddock’s leadership remains bright, strategic, and resolutely committed to enhancing shareholder value. Reject misinformation, rely on facts, and support leaders who consistently exhibit integrity, dedication, and a clear vision.
Your vote is crucial: Vote FOR the self-storage pivot and support Company Directors Haddock, Still, and Tompkins. A vote for liquidation would lead to a forced fire sale, significantly diminishing the value of your investment given current building conditions and lender pressures. Protect your investment—vote FOR strategic growth through self-storage.

Voting instructions have been sent via email and mail. For easy access, visit the proxy website at https://web.viewproxy.com/silverstarreit/2025 and vote "FOR" the self-storage initiative.
Investor Relations
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877-734-8876
For a full transcript of the podcast, please follow the link below.
https://silverstarreit.com/wp-content/uploads/2025/06/GWH-Lou-Fox-Transcript.pdf

Silver Star Properties REIT, Inc
Gerald W. Haddock, CEO & Executive Chairman
Lou Fox, Chief Financial Officer
June 13, 2025

Gerald Haddock
We're delighted to have Lou Fox with us here today. Lou Fox is chief financial officer of Silver Star properties. How long have you been working at Silver Star?

Lou Fox
Well, I started back in March of 2007 when it was a property management company, Hartman Managements. We've come a long way.

Gerald Haddock
Boy, you really have. You've seen the ups, the downs, and you're the one person that's here for the duration. And I appreciate what you're doing, and I see a bright future. Tell us about your background.

Lou Fox
Out of college, I went to work for Arthur Anderson and Company back in 1985. I was in the San Antonio office ⁓ in the tax division. We did a lot of high-net-worth individual tax work. We did a lot of entrepreneurs who were in real estate, oil and gas, the real estate entrepreneurs as you may recall from the early and mid-80s, tax shelters were a thing of the day before the Tax Reform Act of ‘86 and the rates changed. Tax shelters, which were really tax deferral mechanisms, were the deals of the day we put together for our clients, assisted them in their projections in the real estate business, developing underlying assumptions. We did a lot of oil and gas projections. I had no previous experience in the oil and gas business and really don't since other than it learned a glossary of terms ⁓ and learned that creative entrepreneurs can find hundreds, literally hundreds of ways to slice, dice, share, allocate, divide the economics of a piece of dirt with oil underneath it.

Gerald Haddock
Well, let's talk a little about forward-looking statements, projections, the tax shelters in real estate. And ultimately, we'll talk about some projections related to Silver Star. What are some of the requirements that you always look to in terms of a base and then the forward-looking aspect of those statements?

Lou Fox
Well, a projection of forecast is not a dream. It's a goal with a structure around it that has to be built on solid, understandable economic assumptions that are accurate and true based on your personal experience and knowledge. They are reasonable based on the experience, knowledge and available to you from experts or others who have successfully operated such a business. What assumptions did they make? What actual results did they achieve? When we work on SEC filings ⁓ and in our different filings, the SEC is big on risk factors. And risk factors are relevant. We have a proxy statement out that's about 80 pages long, and there's about 26 pages of risk factors. Now, some of those things are just prudent to tell you, you know, good things don't always happen, but good things do happen if you make good assumptions and then of course, execution. The notion of the forward-looking statement is, you know, is to be clear, a projection isn't just a dream, but is it a dream as a wish your heart makes? I was like, no, a financial projection is what we expect to do with our money, your money, other people's money, investors who have trusted the stewardship of their money to be invested into something in the future where they expect their money back and they expect a return for the effort.

Gerald Haddock
So, when you were putting these statements together, ⁓ were they tax-driven statements? Were you also required to calculate the immediate tax deferral items like accelerated depreciation, investment tax credit, and show the amount of tax benefits that an investor could derive and then show the potential other side, which is a realization of income from a successful operation so that it wasn't all lost but could become an income producing vehicle as well. Was that part of your normal practice?

Lou Fox
It was, you know, the projections, the forecasts and the memorandums which our clients, you know, encompass those projections, forecasts in, there's a great attention to detail of the whole life cycle of the deal. You know, a tax deferral, tax savings, how much cash you get upfront is immediate of focus to every investor, including sophisticated investors.

Gerald Haddock
And did investors buy on that total presentation, the tax deferral aspect of it, the write-offs of tax deductions, as well as the future projected realization of gain, loss, allocations, et cetera, related to the particular property?

Lou Fox
Well, all those things are included in a projection. A proper projection takes you from beginning to end.

Gerald Haddock
And how detailed are the assumptions?

Lou Fox
Very detailed. Number one, you have to, if it's a real estate projection, it's a real estate projection of what? A shopping center, an apartment complex, self-storage. You have to understand what the business is. They're all very similar to some degrees and very different than others. They're similar in that we've got revenue and operating expenses. There's some capital component nature to the business. Some are more capital intensive than others. ⁓ Everything requires maintenance and replacement over time. Class A central business district office building, you spend a lot of money every year on planned maintenance. Self-storage facility, it's going to require maintenance. It's not as intensive. Its potential reward is not quite as high, but your downside is also not as great. It's a less risky problem.

Gerald Haddock
So, if you move from a commercial office or you move from a shopping center into self-storage, based on your experience, would it be customary for you to talk to some of the, as you go into self-storage and start preparing projections relating to self-storage, a particular property or a group of properties, would you talk to an expert or others that are in the business, real estate brokers, people that have marketed, sold properties, does being involved in the industry help? Well, I asked you half a dozen questions. I'll let you pick.

Lou Fox
And I'd say, think the answer to all those is yes. Let's take a storage facility, for example. mean, my experience and knowledge of that is fairly recent, meaning that in the past five years, I've undertaken to be involved in that business and. Not knowing anything, 20 years ago I had a storage space. I had storage space for six months. It was temporary. I checked in, I checked out and I was done. 20 years later, I'm actually in the self-storage business and I come to learn that I'm an anomaly. That isn't really how it mostly works. People rent self-storage facilities for a particular short-term purpose. But, you know, years and years of data show that once you check in, it's probably about 120 months till you check out on average. Well, that's a pretty good arrangement. Well, we don't have a fixed contract for you to rent this place for 10 years. I have to rely upon you to do that month over month over month. you ask about assumptions, is that a good assumption? It's like, well, it's a time proven assumption. You can ask, you know, experienced operators, previous owners, current owners, or just experts in the self-storage businesses. How long does this last? Well, the data shows that people don't check out.

Gerald Haddock
Well, when you talk, you're talking about data. Well, what do you do to keep abreast of current industry data?

Lou Fox
Well, I follow the analyst reports for a number of the investment banks that follow, ⁓ particularly the large cap REITs. Know, the self-storage business in the United States kind of broken up in three segments. I think one of them was four or five large gap REITs, public storage, extra space, and names that people recognize from driving down the highway. It's either, owned and operated by them or it's managed by them because of their, you know, public brand. They're probably about 30 % of the market. There's another section of the market which is not the large cap reads. Make perhaps public companies, large private companies is probably another 30%. Then the final 40 % is what in the industry is referred to as mom and pop.

Gerald Haddock
Is that the same as tertiary, secondary markets?

Lou Fox
It usually is, meaning that mom and pop is, take, you know, our subsidiary Southern Star Storage, one of our first properties acquired is a self-storage facility in Montrose, Colorado.

Gerald Haddock
Lou, after I think clearly establishing you as an expert in many arenas, particularly with respect to evaluating, underwriting, running acquisitions, overseeing self storage and a great projector, being able to, you know, not read the crystal ball, but lay a reasonable foundation for the interested people to be aided in their reading of the crystal ball. Well, we're here today, the second part of our discussion to talk about a more in-depth comparison between the liquidation and the self-storage. Or the self-storage, more importantly, how it dominates the liquidation. And we have two slide decks. one the shareholders should go look at in detail with an advisor and with a desire for an overview of the entire situation.

The second is a somewhat constructed case study. And my favorite slide is the Kentucky Derby slide, which shows Silver Star winning the Kentucky Derby. Mr. Hartman's horse stumbling out of the gate. He's trying to liquidate and we're trying to win a horse race. And the Kentucky Derby shows us winning by a long shot. I like those odds. That's what gets you at the table. And that's what keeps all of us here for the long haul. And when we finish, we're going to ask these stockholders to be with us for the long haul and enjoy the fruits that we think we can get to as shown in my favorite slide, which is that in about three years, could be earlier, could be two years, we could have an opportunity, I think reasonably, we should have an opportunity for a listing of some sort on a pretty good national exchange where... everyone will have an opportunity for liquidity. I think we've got an exciting future in front of us.

Lou Fox
Thank Mr. Haddock, I absolutely agree with you. We have an exciting future. ⁓ The piece that we're looking at, is a summary presentation that we've included. It's a part of its exhibit B to the definitive proxy statement that we filed at the end of the And our point here is to share the point of view, and certainly my point of view, point of managements and the board of directors with their leadership and support that number one, liquidation isn't an inevitability. In fact, it's not the best outcome. because there's a choice. It's not something's failed and you just liquidated and be done with it. This pivot strategy that we're laying out is how we get from a real estate asset class, which is still a viable real estate asset class, to a better real estate class that we believe can restore and increase the value of interest in for shareholders. And as you've pointed out, you know, for the past 20 years, the key to the future is liquidity and its liquidity means getting listed on an exchange or a mechanism where shareholders can, at their option, trade into our securities, trade out of those securities as that fits their needs, but that they have liquidity. Liquidity is not liquidation. Liquidation is an end. And as we, you know, titled this slide right here, you liquidation is a disaster. A determination to liquidate this company as a shareholder and a corporation, you can't lose more than all your money. And number one, we never want that to happen. And number two, it's avoidable. It's avoidable, and there's a better answer.

Our belief and position is that liquidation is a disaster. Liquidating the company at this juncture will not result in a return of anything more than nominal, minimal value to the shareholders. The strategy to pivot into self-storage, which has actually begun, in which we're asking shareholders to approve and agree that we shall continue, is an opportunity to increase value and avoid an unneeded disaster.

Gerald Haddock
Okay, legacy properties and others are not suitable for liquidation, which highlights that we've got unusual circumstances here that even if we were to have a liquidation in a normal situation, it just doesn't work with the portfolio held by Silver Star.

Lou Fox
The real estate portfolio that Silver Star had at the end of 2022, where we had over 40 assets in the portfolio, were secured by over $300 million worth of debt, $260 million of which had a final maturity date coming up within a year. And efforts to refinance that debt were unsuccessful.

The unsuccessful effort included an understanding that we would necessarily need to liquidate some of those assets in order to reduce the debt that was to be refinanced. In connection with the ultimate refinancing that was accomplished, ⁓ the assets that were sold were among the better and more valuable assets that the company owned. But the legacy properties that we have still as of today are really not suitable for liquidation. The value of those properties lower, lower in some instances than what they were purchased for because of years of deferred maintenance, which in any operating year was not the end of the world. But at some point in time, deferred maintenance hits a wall. Failure to maintain and spend money over time has ultimately very expensive consequences and those assets are really not ideally suited for liquidation. They ultimately can be liquidated and we believe that converting those proceeds into self-storage assets will provide for an increase in value and earnings, potentially cash available for distribution at a point in future company is in litigation with Mr. Hartman. Mr. Hartman was our chief executive officer up until mid-2022 when the attempt to refinance the senior indebtedness, as I mentioned, approximately million, did not get accomplished. Did not get accomplished, notwithstanding know, management support and effort in the direction of the board that it get done. Board, as of course, you know, Mr. Haddock had to take the extraordinary measure of removing Mr. Arman as the CEO. And subsequent to that, there has been a lot of litigation and encumbrances. Liz Pendant’s actions, again, as I mentioned, the company understood from prior to 2022 that in order to refinance

Some assets were going to have to be liquidated to reduce the amount and the leverage of the debt. Mr. Hartman set about to file his pendants actions, which clouded the title, which just hamstrung, ⁓ handcuffed the company's ability to act in the manner that had to be done, which was to get assets sold, get debt reduced, get debt refinanced. We were in the middle of in 2022, a credit crunch, ⁓ which credit crunch is going to just happen from time to time. And as a result, here we are today.

Gerald Haddock
Do the company, the management team, and the company's lawyers have an estimate as to the amount that could be recovered there?

Lou Fox
My understanding of the current estimate is anywhere between $35 and $50 million in terms of judgment collectability. We shall see, but we get reports of great confidence that the damage claim, $35 to $50 million is very realistic.

Gerald Haddock
Right now we have the same lawyer handling those claims as we had prosecuting the case before the judge in Maryland and taking Mr. Hartman's deposition. And the court there declared that Hartman was not credible in his court on at least four occasions and had committed dishonest activities stronghold management in terms of attempting to get favored assets from the company to the detriment of other stockholders and went on and on and on. Same lawyer, same defendant. Do think Mr. Hartman's looking forward to that event again and another round of testimony in front of our attorney?

Lou Fox
I do not necessity for selling assets and refinancing the debt of the company ⁓ was a milestone in that, you know, looking forward, the board and senior management had to look at what are the future prospects here. We have Class B office buildings with deferred maintenance issues. And while over time, office assets are a good real estate asset class, but they are capital intensive 500, 700 million dollar units need to be replaced. It's just capital intensive.

As we were in a position or a required position to liquidate assets, we also looked at, what's next? What is the better alternative here? Sell everything and, you know, propose to the shareholders of liquidation or let's move to a different asset class where we have a better prospect for grading value. Self-storage has always been an interesting asset class. ⁓ It's in many respects, it's like multi-family, it's like an apartment building with no people. It is an asset class that may be very fancy, Class A, multi-story climate control feature to, you know, single story, ⁓ secondary tertiary market properties. But it's a very interesting asset class in that stronger in some markets, but self-storage is found in all 50 States.

The self-storage market, the past 12 months, there has been some reduction in rate growth. What I think is an interesting point of that comment is that when you're talking about something that is growing, it's like, how fast is it growing? Well, in the pandemic and post pandemic, self-storage just grew at an unprecedented rate a lot of factors responsible for that rate growth and construction of new facilities was on fire. Rates were increasing at 25 % per year and while that was very good for those invested in that, that's not sustainable. They've fallen back to sustainable things but the point that I'd make would be that it's a solid growth.

Gerald Haddock
Neighborly community connect. And right next to it is a group of people in one of our communities. Oscar Flores, director of operations, is right there in the middle of it and he has developed that concept and we've separated ourselves from many institutional advised and managed self-storage units, operations because of this very feature. We're in the community, we're in the neighborhood. And that's important in terms of developing community relations. We don't get the same performance from others. I think we're going to be better than some of these institutional managers that are in the market. That's what we did at Crescent. Crescent was an internal managed company and the market was concerned about it in the front end. We sold through it, highest IPO ever in the REIT and produced it in spades on the other side with the outsized growth as a result of our approach. And I want to do that again right here at Self Storage in Silver Star.

Lou Fox
One of the, I think, very exciting and significant opportunities that we're looking at is city centers like Houston or Dallas, Addison, Texas, Plano, Texas, McKinney, Texas. These are very sizable communities, but as those communities continue to grow. We are exploring through connections, members of our board with opportunities to look to develop and joint venture with home builders and other multifamily builders. So, we're looking to, to partner with home builders to develop and locate self-storage facilities that enhance the communities that they serve and provide you know, valued service to those to the home builders and the new residents.

The pivot strategy, the focus and selection of self-storage as a preferred asset class to focus on, ⁓ lot of things changing. The country, our US population continues to grow as home building and multifamily development continues. There is a correlation between those developments and the need for additional cell storage. ⁓ There's opportunities to acquire, as I mentioned, you know, potentially joint venturing with a home builder to develop ⁓ is an exciting opportunity. In addition to the class A markets, where again, you're looking at class A facilities, multi-story climate controlled what we refer to as secondary and tertiary markets.

Self-storage is not just a place where you will find many customers, tenants will come and they just store stuff and they never come back. We have a lot of self-storage tenants who make regular use. They're small businessmen. They're hobbyists, sportsmen, that they are continually accessing ⁓ the storage facility because it is an extension of their home. And to the extent that it is an extension of their home, the ability to interact with people who are providing safeguarding for their goods, easy access to their goods is a great opportunity.

The note here on the right hand side says invest. Going out of business, liquidation, the challenge for this company, the challenge for Silver Star since its inception was a point in time we must deliver liquidity to investors. And while that notion has been paid great lip service and has involved a lot of effort, it has not come to fruition. Liquidity is not the same as liquidation. Liquidation means going out of business. We don't believe that the best interests of the shareholders, the value proposition is to simply go out of business. your investment can't be worth less than zero. A fire sale makes zero more likely. This estimate of the liquidation value, we further revised this in an exhibit to the actual proxy statement. This was an estimate that we did as of the end of March of this year, where we projected that the net realizable value per share was about 31 cents.

If you adjust for the share splits, you're comparing to your original purchase price, 62 cents to $10. In the proxy statement, we have presented a more detailed estimate of about a month later from this projection. our estimate there is reduced to 24 cents a share prospect of the required liquidation. It can't be less than zero, but the notion that it's going to be a lot more than that, unfortunately, is hard to project adjustment. The company's remaining legacy office assets. The office market is tough. The six remaining assets of office class assets that the company has are in part, you know, have been some excellent performers over the years. The properties, however, are the victim or in a position of deferred maintenance that requires substantial investment in terms of capital investment to bring them up to where they can function optimally and increase occupancy in those facilities.

It's a challenge to re-tenant space ⁓ when the property that you're trying to re-tenant challenges. Elevators, I've got one down or chillers are operating at 80%. We're in the Texas markets and in the summertime, air conditioning works hard here, and old systems don't keep up.

Gerald Haddock
And there's been a collapse of office properties, particularly suburban class C and class B across the entire United States.

Lou Fox
Well, that's true. And I'd like to add also that 20 years ago where you had an office market like this, now, some of the assets is the office assets that this company has acquired. Dave Wheeler, our chief operating officer now has been with us for over 20 years. And many of the assets that this company has acquired were acquired from distressed buyers. And, you know, in some respects, it would be great to go shopping for office buildings today.

Gerald Haddock
Well, until you operate it, you can't bring it out of mothballs. In the offshore drilling industry, we call it cold stacked, as distinguished from warm stacked. And the principal reason for that is that if it's cold stacked, the operations are deteriorated. Some of these properties not only way back was acquired, but they were acquired and utilized in Hartman 19. And Hartman 19 and 20, a large part of the legacy assets that got folded into Silver Star. Now the condition of deferred maintenance and a strategy with respect to that existed as part of, as I understand it from you, Mr. Hartman's playbook. Could you describe that playbook to us right here and now?

Lou Fox
When I joined the company in 2007, Hartman had four investment programs, I believe it was ‘16 or ‘17, retail and office properties the years, 2008, four programs combined to form Hartman Income REIT. The same time a new fund offering, Hartman Short-Term Income Properties ‘19, was formed, which raised about $50 million and acquired additional real estate and office assets. liquidity, the public offering, the liquidity and shares was an expressed intent with the creation of each of those programs, which subsequently merged with or consolidated into another entity. Office prices, you know, were good. There were good buys over the years and we took advantage of those.

The values over the past several years have widened. Just briefly, cap rates get higher, that does not mean greater value. In 2021, the Dallas market cap rates were at 7.2%. Now they're up 8.6%. Widening cap rate means that investors are paying less for the earnings potentially the same earnings of an office property. The values have declined and as the chart here shows you show a prospect of continuing decline. In connection with the pivot strategy, we have undertaken corporate steps to make the company healthier and to make it ready for a fully approved shift into the self-storage pivot. We've reduced operating costs, our workforce, which with 44 properties once numbered, 190 people, is now down to about 18 full-time people managing about a third of assets in addition to the corporate general administrative side of the company. We've undertaken to focus on fortifying the balance sheet, meaning that we focused on disposing of assets. Currently, the focus is to dispose of them at the best price available with a view toward redeploying funds or paying down debt, which reduces our leverage. I know Mr. Haddock, this is your favorite slide. Self-storage dominates the Kentucky Derby. The illustration here ⁓ is an illustration of an estimate of the value of shares on a go-forward basis where the company is approved to pivot, is approved to pivot and undertakes in its first three years, which would be perhaps ‘25 through 2028 in this presentation, to raise about $50 million in capital, which we have letters of intent with one and we're working on a second capital source to raise that, is to acquire additional self-storage assets and based on what I believe are some conservative assumptions,

We can grow the share value and then add a number which is notionally around perhaps three or four dollars per share ⁓ based on our current share count. But it's in a position where we can seriously re-engage discussions with our investment banker group to look at NASDAQ or another national exchange. Again, principal focus, principal focus for the past 20 years and perhaps longer is to provide liquidity and liquidity is generally in best case is listed on a public exchange. Another point is that that shows a growth trend and liquidation. Liquidation is simple. Liquidation is it's one and done. Maybe it's 31 cents, maybe it's 24 cents. The only certainty here is it's not below zero. Mr. Hartman in his proxy reporting materials has criticized the company, its board, its senior management, which senior management were hired by Mr. Hartman some time ago, his focus is that the company needs to be liquidated. Well, it didn't need to be liquidated when he was in charge.

Now that he's no longer in charge, apparently the tide has turned. has been and singly is still the largest shareholder. We believe that it's his Hartman Group's best interest to vote for the pivot strategy. When we talk about shareholders globally, we're talking about Mr. Hartman as well.

In this presentation, it's titled Self-Storage Pivot, Case in Point. information is being provided here and being made available to our investors when transcript is released. Actual results may vary. We begin with, you know, what Mr. Haddock refers to as the Kentucky Derby slide. Again, increase in, the potential increase in value of shares over period of time based on very reasonable capital raising and self-storage acquisition strategy has the potential for us to increase over the next three to four years the value of shares from where they were. That asset value in the middle of 2024 at $2 to you know, nearly double that in a four year period. In this next slide, which is somewhat similar, comparing here, the EBITDA, which is a non-GAAP measure, but EBITDA is earnings before interest, taxes depreciation. In the real estate business, we call it net operating income. And as we look at the projection for cash earnings based on the fundamentally same assumptions as our Kentucky Derby slide, but not in terms of value of the shares, like how much can the company earn? We can go, we believe in year one, 2025 estimate is about 11 cents EBITDA per common share based on the current shares outstanding and grow that over a five year period from 11 cents to 43 cents. Notionally, a 4X increase over a period of five years. Now, what that involves is our ability to raise, you know, $50 million in the first three years and $15 million a year of equity, which together with debt notionally, permits us to buy assets of about $30 million a year that growth assumption will allow us to increase the earnings per share by about four-fold up to maybe 40 cents a share.

How does that correlate into value? Well, value at the end of the day is what you'll pay for it. Shares are valued in a number of ways, but multiples of earnings, multiples of earnings are a very common way that either value is evaluated or what you're willing to pay is kind of imputed. So, for example, self-storage companies, the EBITDA multiple, is what is the multiplier from cents per share to value of a share. ⁓ Today EBITDA multiples are running 10 to 14. If we assume here a 14 multiple the imputed value of EBITDA is 21 cents per share. So if you were to impute and say, well, if we apply this multiple 14 times 21 cents, $2.94. That's about where we think this company will be in about three years after an approved pivot strategy. That compares and contrasts to the multiple on liquidation, which will produce zero and will produce a share worth zero. Subject two, of course, there being any residual that liquidation value.

In our case study, in our case study, we present here some of the assumptions that we made. Actual, deals ⁓ when evaluated are based on either development costs to build something or, you know, a price that the seller, ⁓ the seller has in mind to receive. When we analyze a deal, for example, someone's offering a storage facility for $30 million, you ⁓ know, we look at you know, how much does that cost per square foot? What are their earnings on that? And build a rather elaborate, know, 10-year discounted cash flow model to analyze those, whether or not this makes sense, whether the return prospect of this investment ⁓ can yield what we need to yield and what we need to yield is based on an investment criteria which is established and approved by

In our case study example, excuse me, we've assumed that we can buy cell storage assets for $200 per square foot. Replacement cost of cell storage depends on where you build it. It could be anywhere from, you know, $50 to $300 depending upon whether you're building a single-story tertiary market facility or a Class A multi-story climate controlled property in a large metropolitan area. Rents are dependent upon the market that you're talking about. The growth in rents also dependent upon the particular market. In our assumptions, we assume that rent can grow at the rate of 7.75 % per year. As I mentioned previously, in the pandemic, post pandemic, rents were increasing at 28%, 30 % per year, which was due to a particular event, not sustainable, but they will change over time. But we think that that's a realistic assumption.
And expense ratio is just a percentage of earnings, what's in essence, what's our profit margin. Occupancy, when we forecast things in a case study, 90%, 90 % is generally a component of our investment criteria. It could be more; it could be less. This kind of summarizes what I'm explaining. Building a case study, building a case study, you have to make assumptions. You make assumptions based on knowledge, experience, expertise, and knowledge of current data available in the market historically. And with peer experts, are we projecting to see into the future? Actually, and these are.

These kind of summarize what we put in our recent case study. A case study assumes that you have money to invest. It's actually a very essential initial component. if you'll notice years one, two, and three, some of those years is $50 million. We currently have a letter of intent commitment from firm to raise on a best efforts basis, $50 million over, well $50 million in total, which we've just made an assumption that it could take three years to raise that. And then thereafter, that money can be raised at the rate of $15 million a year. And private placement or small equity raises, I think this is just a very reasonable, very reasonable assumption in our ability to do that. Once the uncertainty of whether the company is going to be forced to liquidate is removed. Again, the pivot strategy is exciting to management, it's exciting to the board, and it's exciting to outsiders, for example, the firm that's willing to commit on a best-efforts basis to raise capital, that as we get successfully past the contingency, the shadow of being required to liquidate, that the confidence to be expressed by our shareholders is matched by the confidence of ⁓ the equity market and the lender market, that we can do business, that we can raise capital to grow and build value for the shareholders.

In this slide, we're presenting what's graphed earlier in this presentation. The projected earnings starting with a 2025 estimate of revenue expense and property and company level EBITDA. Again, EBITDA is earnings before interest taxes and depreciation or in real estate very commonly or to its net operating income. Again, that's a non-GAAP, non-generally accepted accounting principal metric. And as we state below here, that understanding non-GAAP financial metrics is important, and there's an important caution included at the end of this presentation. And then the other disclosure of presentations that we make ⁓ to remind you that non-GAAP disclosures are misleading if you don't understand what they are and generally are required to have disclosure and perhaps reconciliation. So do direct attention to the caution that's included at the end of this presentation and others that include non-GAAP financial.

These next two slides are summarizing up to the previous, is to show the contribution of our legacy storage and Walgreens net lease portfolio to the company total in addition to the earnings which would be projected to be received as a result of approval of the pivot strategy and the successful ability to raise additional capital and deploy those in furtherance of the self-storage strategy. The assumptions that we've included in this presentation as it applies to growth in the legacy properties significantly. They're summarized here, but I would point out that with respect to revenue growth, we have assumed that that is going to increase at a conservative rate of 3 % per year that expenses will increase at 2 % which is per annum the fed’s target rate for inflation and that we will be able to keep our GNA cost stabilized which the components of it may change in terms of people and the services that are included in that.

The, as I've mentioned, this information presented here does include non-GAAP financial information. This disclosure is important and I encourage everyone to read and be aware that non-GAAP disclosures EBITDA, Net Operating Income, other terms which are used in our case in commercial real estate or may be used in other industries that they are ⁓ not the same terms that you will see in financial statements or financial information provided under generally accepted accounting principles. It is permissible for us to do so, however, we must caution you and let you know that we are using non-GAAP metrics and to make sure that you're aware of that and understand that those numbers can be different.

Gerald Haddock
I think a real expert in this industry, both from a deep dive accounting experience, ⁓ experience in developing a self-storage company, buying, underwriting, selling, and tremendous experience in projecting forward-looking statements and you're doing a great job as CFO and I appreciate all your work.

Lou Fox
Thank you, Mr. Haddock

Gerald Haddock
All right, thank you very much, Lou.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The Company has filed with the SEC a definitive proxy statement on Schedule 14A on May 29, 2025, containing relevant documents with respect to its solicitation of proxies for the Company’s 2025 Annual Meeting. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY THE COMPANY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SOLICITATION. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by the Company free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company are also available free of charge by accessing the Company website at www.silverstarreit.com.
Participants in the Solicitation
Silver Star and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the 2025 Annual Meeting. Information regarding Silver Star’s directors and executive officers is contained in the definitive proxy statement. As of May 29, 2025, the Silver Star Executive Committee, current directors, other than Allen Hartman, and executive officers beneficially owned approximately 1,172,436 shares, or 1.74%, of Silver Star common stock. Allen Hartman beneficially owned approximately 5,006,412 shares, or 7.43%, of Silver Star common stock. Additional information regarding the interests of such participants is included in the definitive proxy statement and is available free of charge at the SEC’s website at www.sec.gov.

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Forward-Looking Statements: This message contains a number of forward-looking statements. Because such statements include a number of risks, uncertainties, and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements, and investors should not place undue reliance on any such statements. Forward-looking statements can often be identified by words such as “continues,” “can,” expect,” “intend,” “will,” “anticipate,” “estimate,” “may,” “plan,” “believe” and similar expressions, and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the Company’s search for a new auditor and its hope that a new auditor can be engaged in the near future and that its annual report on Form 10-K can be completed and publicly filed; the continuation of the examination of the current operations of Southern Star; the Company’s intent to consider various alternatives, including the possible sale of Southern Star, the sale of specific assets within individual DSTs and dissolution of the respective trusts, and/or the outsourcing of various aspects of Southern Star’s operations; the Company’s plan to update investors with respect to the status of Southern Star as appropriate; the Company’s expectations and beliefs regarding the Hartman litigation; the timing and ultimate resolution of the various litigation, fight for corporate control and other matters involving Hartman; the continued execution of the Company’s strategy of pivoting into the self-storage space; the Company’s continual evaluation of its legacy assets in order to maximize shareholder value; the Company’s policy to not dispose of any asset for less than its maximum determinable value and to maximize earnings and value; the implications to the Company of the assignment of an OTC trading symbol for its common stock; whether the Company may be subject to certain FINRA rules; any actions the Company may need to take to comply with any FINRA rules; the Company’s continual evaluation of various options to provide greater shareholder liquidity, including its intention to seek listing of its common stock on a securities exchange or admission to over-the-counter trading, a public offering, a listing of the common stock on an exchange or admission to OTC trading without a public offering, and merger and/or acquisition opportunities; the Company’s belief that further legal action could ensue to unwind the issuance of common shares under the Rights Plan if Hartman prevails in his efforts to set aside or invalidate the Rights Plan or to cause the dilutive issuance of additional common shares to Hartman, as well as any further action Hartman may take to prevent other Company shareholders from receiving benefits under the Rights Plan. None of the foregoing are guarantees or assurances of future outcomes or results and all are subject to numerous risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statement. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this material. Forward-looking statements in this press release speak only as of the date on which such statements were made, and the Company undertakes no obligation to update any such statements that may become untrue because of subsequent events. Such forward-looking statements are subject to the safe harbor protection for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.